Exhibit 1.01
CON-WAY INC.
Conflict Minerals Report
For the reporting period from January 1, 2014 to December 31, 2014
Introduction and Company Overview
Con-way Inc. (“Con-way”, “we”, “our”, “us”, or the “Company”) presents this Conflict Minerals Report (the “Report”) for the reporting period January 1, 2014 to December 31, 2014, pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”). The Securities and Exchange Commission (the “SEC”) adopted the Rule to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”). The Rule imposes certain reporting obligations on registrant companies who manufacture, or contract to manufacture, products that contain Conflict Minerals that are necessary to the functionality or production of their products. For products that contain necessary Conflict Minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries”. Please refer to the Rule, Form SD and the SEC Release No. 34-67716 (August 22, 2012) for definitions of terms used in this Report, unless otherwise defined herein.
Covered Products
Conflict Minerals in the form of gold and the derivatives tantalum, tin, and tungsten (collectively “3TG”) are necessary to the functionality or production of certain trailers sold to external customers that are manufactured by one of the Company’s operations, Con-way Manufacturing. These products are collectively referred to in this Report as the “Covered Products”.
Reasonable Country of Origin Inquiry
Con-way’s process for determining the country of origin of Conflict Minerals contained in our Covered Products (our “reasonable country of origin inquiry” or “RCOI”) was to conduct a supply-chain survey with our direct suppliers using the Conflict Minerals Reporting Template (the “Template”) developed by the Conflict Free Sourcing Initiative (“CFSI”). The Template was developed to facilitate disclosure and communication of information regarding 3TG smelters and refiners that provide materials to a manufacturer’s supply chain. The Template includes questions regarding a direct supplier’s due diligence process and information about its supply chain, including the names and locations of 3TG smelters and refiners as well as the origin of Conflict Minerals used by those facilities.
We surveyed 32 suppliers that provide components and materials for our Covered Products, which represent (1) suppliers that Con-way's management knew or reasonably thought supplied components and materials that contain Conflict Minerals, and (2) suppliers that represent approximately 80% of our purchasing spend for Covered Products in 2014. Approximately 90% of the surveyed suppliers provided responses. Based on the results of our RCOI, we did not receive sufficient information to be able to formulate a reasonable belief that the Conflict Minerals in our supply chain for Covered Products did not originate in the Covered Countries or were from recycled or scrap sources.
Due Diligence
Design of Due Diligence
In accordance with Rule 13p-1, we undertook due diligence efforts on the source and chain of custody of Conflict Minerals in our supply chain for Covered Products. Rule 13p-1 requires that a registrant’s due diligence follow a nationally or internationally recognized due diligence framework. Con-way’s due diligence measures, processes, and related documentation were designed to conform, in all material respects, with the due diligence framework set forth in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related Supplements for each of the conflict minerals (the “OECD Guidance”). The OECD Guidance is an internationally recognized framework for risk-based due diligence for responsible supply chains of conflict minerals from conflict-affected and high-risk areas.

Due Diligence Measures Performed
Establish Strong Company Management Systems
A cross-functional team comprised of individuals from various groups within the Company, including Purchasing and Legal, was formed to develop and implement our supply chain due diligence. This team leads our conflict minerals compliance efforts and provides reporting to the Audit Committee of the Company’s Board of Directors and the Company’s Disclosure Committee.
Identify and Assess Risks in the Supply Chain
We reviewed and analyzed the completed Templates and other responses from our direct suppliers and determined which suppliers required further engagement due to incomplete or inconclusive responses. A majority of the responses we received from suppliers provided information at a general company or divisional level rather than at a product level. We received names of smelters and refiners from some, but not all, of the suppliers. We used the information provided by the Conflict-Free Smelter Program (“CFSP”) initiated by CFSI to verify whether the 3TG smelters and refiners listed by our suppliers were certified as “conflict-free” smelters and refiners. However, suppliers that listed 3TG smelters and refiners at a general company or divisional level did not provide us with sufficient detail regarding the specific products we purchase or the specific smelters and refiners that processed our necessary Conflict Minerals that would have allowed us to confirm that the Conflict Minerals in our Covered Products were processed by any particular 3TG smelter or refiner.
Design and Implement a Strategy to Respond to Identified Risks
Con-way Manufacturing’s Purchasing team communicates with suppliers and facilitates our due diligence using the Template. In addition, follow-up with suppliers that submitted incomplete or inconclusive responses is on-going in order to obtain fully and accurately completed Templates.
Carry out Independent Third-Party Audit of Smelter’s/Refiner’s Due Diligence Practices
Since we do not have direct relationships with smelters or refiners of the Conflict Minerals in our Covered Products, we did not carry out audits of these facilities.
Report Annually on Supply Chain Due Diligence
This Conflict Minerals Report is publicly available on the Company’s corporate website at www.con-way.com under the heading “Corporate Governance” within the “Investors” tab and is filed with the SEC.
Results of Due Diligence Measures
Survey Responses
As a result of our due diligence, we collected information from our direct suppliers about some but not all of the smelters and refiners that process the necessary Conflict Minerals in our Covered Products.
To date, we’ve received responses from about 90% of the approximately 32 direct suppliers that we surveyed. We reviewed the responses and engaged further with our direct suppliers when necessary, including when the response was untimely or incomplete or there was uncertainty in the accuracy of the data reported in light of the product supplied by the direct supplier.
Approximately 65% of our responding direct suppliers reported using no 3TG in products sold to Con-way Manufacturing for the Covered Products. The remaining responses included the names of approximately 1,294 3TG smelters or refiners that were in our direct suppliers’ upstream supply chains. Of these 3TG smelters or refiners, approximately 21% were validated through the CFSI Conflict Free Smelter Program or a CFSI certified list as being “conflict-free” 3TG smelters or refiners. However, the remaining 79% of identified 3TG smelters or refiners could not be validated through either source.
A majority of the direct suppliers from which we requested information about 3TG smelters and refiners provided Conflict Minerals data to us at a general company or divisional level and/or did not specify whether the particular products, parts or raw materials specifically supplied to Con-way for Covered Products: (1) contained Conflict Minerals, or (2) originated from a supply chain that included mines, smelters, or refiners containing/using Conflict Minerals. These “blanket responses” covering the totality of what these direct suppliers sell in aggregate to their customers do not allow us to determine whether any of the Conflict Minerals reported by these direct suppliers are actually contained in the particular products, parts or raw materials the direct supplier sells specifically to us. Therefore, we are also unable to validate whether any of the 1,294 3TG smelters or refiners (described above) who were disclosed by our direct suppliers as being part of the direct supplier’s upstream supply chain are actually part of Con-way’s supply chain.
Smelters or Refiners
Based on responses from direct suppliers received to date:

•	65% of respondents reported using no 3TG in their products and, therefore, utilize no smelters or refiners of concern.

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The remaining 35% of respondents reported either: (1) no smelter or refiner information available or, (2) a list of smelters or refiners utilized in their respective supply chains. When smelter and refiner lists were included in a response, Con-way was able to verify that approximately 21% of the identified smelters or refiners were “conflict-free”, while the remaining 79% cannot be verified as “conflict-free” at this time due to lack of reporting through the EICC-GeSI or CFSI initiatives.

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The majority of our responding direct suppliers who do utilize 3TG in some or all of the products they sell to their entire customer base: (1) could not represent to us that any smelter or refiner entities they listed as using Conflict Minerals had actually been included in the supply chain for the products, parts and/or raw materials they supplied to Con-way for Covered Products, and/or (2) reported that it was “not known” or “undetermined” if Conflict Minerals had been utilized by 3TG smelters or refiners included in the supply chain for the products, parts and/or raw materials they supplied to Con-way.

We have elected not to present the smelter and refiner names reported to us by our direct suppliers in this report due to the size of the list.
Efforts to Determine the Conflict Minerals’ Mine or Location of Origin
The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between us and the original sources of Conflict Minerals. The Company does not purchase Conflict Minerals directly from 3TG mines, smelters or refiners. Through our utilization of CFSI tools, the OECD Guidance, and requesting our direct suppliers to complete the Template, we have determined that seeking information about 3TG smelters and refiners from our direct suppliers represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.
Steps to be Taken to Mitigate Risk
During 2015, the Company intends to take the following steps, among others, to improve the due diligence conducted and to further mitigate any risk that the Conflict Minerals in its Covered Products could fund armed conflict in the Covered Countries:

•	Expand the number of suppliers requested to supply information regarding the use of Conflict Minerals.

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Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses, including reporting at a product-specific level.

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Engage suppliers found to be supplying Conflict Minerals originating from the Covered Countries, if any, to establish an alternative supply source that does not support armed conflict in the Covered Countries.